January 18, 2006

PAN AMERICAN SILVER COIN AND BAR SALES EXCEED 500,000 OUNCES

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that as of today, more than 500,000 ounces of Pan American silver coins and bars have been sold by the Northwest Territorial Mint since sales began April 26, 2005. The line of bullion products, each featuring Pan American’s trademark “silver hammer”, comprise .999 pure silver rounds and bars in one, five and ten ounce weights using silver supplied from Pan American’s La Colorada mine in Mexico.

Pan American Silver’s Chairman, Ross Beaty, commented: “We are very proud of the quality of these bullion products and the success of the program. Our intention was to help facilitate the purchase of physical silver by investors and the response has been great. The Mint has sold half a million ounces in just 8 months and interest is increasing. Silver has always been important as a hedge against inflation and devaluation of paper currencies, and these Pan American “silver hammers” will, I hope, become industry-standard bullion products for silver investors for a long time to come.”

The Pan American silver products are minted at and available exclusively through Washington State-based Northwest Territorial Mint, one of the largest private mints in the United States. They sell for $0.45 to $0.70 per ounce above the spot price of silver on the date of order, depending on volume. The coins and bars can be ordered by calling the Northwest Territorial Mint at 1-800-344-6468 or from www.silverPA.com.

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For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6  TEL: 604.684.1175  FAX: 604.684.0147